UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Integrated Wellness Acquisition Corp

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G4828B 100

(CUSIP Number)

February 1, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4828B 100

1.	Names of Reporting Persons IWH Sponsor LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 862,500 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 862,500 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 862,500 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 12.1% (1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. G4828B 100

1.	Names of Reporting Persons Antonio Varano Della Vergiliana
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 862,500 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 862,500 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 862,500 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 12.1% (1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. G4828B 100

1.	Names of Reporting Persons Hadrien Forterre
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 862,500 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 862,500 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 862,500 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 12.1% (1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. G4828B 100

1.	Names of Reporting Persons James MacPherson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 862,500 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 862,500 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 862,500 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 12.1% (1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. G4828B 100

1.	Names of Reporting Persons IWH Sponsor GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 862,500 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 862,500 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 862,500 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 12.1% (1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

(1)	See Item 4. The Class B Ordinary Shares will automatically convert into the Issuer’s Class A Ordinary Shares at the time of the Issuer’s initial business combination or earlier at the option of the holder as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-260713). IWH Sponsor LP (the “Prior Sponsor”) is the record holder of the shares reported herein. IWH Sponsor GP LLC is the general partner of the Prior Sponsor. Hadrien Forterre, Antonio Varano Della Vergiliana and Arcturus Holdings, LLC are the managing members of IWH Sponsor GP LLC. James MacPherson is the managing member of Arcturus Holdings, LLC. By virtue of these relationships, each of these entities and individuals may be deemed to share beneficial ownership of the securities held of record by Prior Sponsor. Each of them disclaims any such beneficial ownership except to the extent of their pecuniary interest therein.

(2)	Excludes 2,055,000 Class A Ordinary Shares which may be purchased by exercising private placement warrants that are not exercisable within 60 days.

(3)	Based on 4,255,117 Class A Ordinary Shares and 2,875,000 Class B Ordinary Shares issued and outstanding as of the date of this filing and assumes conversion of all of the outstanding Class B Ordinary Shares.

Item 1(a). Name of Issuer

Integrated Wellness Acquisition Corp (the “Issuer”).

Item 1(b). Address of the Issuer’s Principal Executive Offices

59 N. Main Street, Suite 1, Florida, NY 10921.

Item 2(a). Names of Persons Filing

IWH Sponsor LP (the “Prior Sponsor”), Antonio Varano Della, Hadrien Forterre, James MacPherson and IWH Sponsor GP LLC (collectively, the “Reporting Persons”).

Item 2(b). Address of the Principal Business Office, or if none, Residence:

C/o Integrated Wellness Acquisition Corp, 59 N. Main Street, Suite 1, Florida, NY 10921.

Item 2(c). Citizenship

The Prior Sponsor is a Delaware limited partnership. Antonio Varano Della is a citizen of Australia. Hadrien Forterre is a citizen of France. James MacPherson is a citizen of the United States of America. IWH Sponsor GP LLC is a Delaware limited liability company.

Item 2(d). Title of Class of Securities

Class A ordinary shares, $0.0001 par value per share (“Class A Ordinary Shares”) of the Issuer.

The Class A Ordinary Shares have been registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. The Reporting Persons own Class B ordinary shares, $0.0001 par value per share (“Class B Ordinary Shares”) of the Issuer. The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Issuer’s initial business combination (the “Business Combination”), or earlier at the option of the holder, on a one-for-one basis, subject to certain adjustments. For the purpose of this filing, we have included in the computation of the Company’s outstanding shares both the Class A Ordinary Shares and the Class B Ordinary Shares. In the case that additional Class A Ordinary Shares, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which Class B Ordinary Shares shall convert into Class A Ordinary Shares will be adjusted, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-260713).

Item 2(e). CUSIP Number

G4828B 100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.
☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.
☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.
☐	(d) Investment company registered under Section 8 of the Investment Company Act.
☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).
☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).
☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).
☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.
☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.
☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of the date of filing, the Reporting Persons may be deemed to beneficially own 862,500 of the Issuer’s Class B Ordinary Shares, representing 12.1% of the Issuer’s total number of ordinary shares issued and outstanding, assuming conversion of all of the outstanding Class B Ordinary Shares. The Class B Ordinary Shares are automatically convertible into the Issuer’s Class A Ordinary Shares at the time of the Issuer’s Business Combination, or earlier at the option of the Reporting Persons, on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-260713). The percentage of ordinary shares held by the Reporting Persons is based on 4,255,117 Class A Ordinary Shares and 2,875,000 Class B Ordinary Shares issued and outstanding as of the date of this filing.

The Prior Sponsor is the record holder of the shares reported herein. IWH Sponsor GP LLC is the general partner of the Prior Sponsor. Hadrien Forterre, Antonio Varano Della Vergiliana and Arcturus Holdings, LLC are the managing members of IWH Sponsor GP LLC. James MacPherson is the managing member of Arcturus Holdings, LLC. By virtue of these relationships, each of these entities and individuals may be deemed to share beneficial ownership of the securities held of record by Prior Sponsor. Each of them disclaims any such beneficial ownership except to the extent of their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 5, 2024

IWH Sponsor LP By: /s/ IWH Sponsor GP LLC, its Managing Member, By: Hadrien Forterre, Managing Member	2/5/2024

IWH Sponsor GP LLC By: /s/Antonio Varano Della Vergiliana, a Managing Member	2/5/2024

/s/ Hadrien Forterre	2/5/2024

/s/ Antonio Varano	2/5/2024
DellaVergiliana

/s/ James MacPherson	2/5/2024

** Signature of Reporting Person	Date